EXHIBIT 99.2
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11
Name of entity

SIMS METAL MANAGEMENT LIMITED
ABN

69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.
Name of Director
DANIEL W. DIENST
Date of last notice
24 November 2010
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Direct or indirect interest
Direct interest
Nature of indirect interest
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.
N/A
Date of change
13 May 2011

+	See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice
No. of securities held prior to change
603,293 American Depositary Shares
410,000 options to acquire American Depositary Shares
61,092 performance rights issued 24 November 2008, and 197,006 performance rights issued 23 November 2009, and 271,865 performance rights issued 22 November 2010, each pursuant to the Sims Metal Management Long Term Incentive Plan (“SimsMM Plan”)
181,654 options exp 24/11/2015 issued 24 November 2008, and 178,037 options exp 23/11/2016 issued 23 November 2009, and 203,908 options exp 22/11/2017 issued 22 November 2010, each pursuant to the SimsMM Plan
Class
American Depositary Shares
Number acquired
N/A
Number disposed
6,000
Value/Consideration
Note: If consideration is non-cash, provide details and estimated valuation
Nil — charitable gift — estimated value US$112,740
No. of securities held after change
597,293 American Depositary Shares
410,000 options to acquire American Depositary Shares
61,092 performance rights issued 24 November 2008, and 197,006 performance rights issued 23 November 2009, and 271,865 performance rights issued 22 November 2010, each pursuant to the SimsMM Plan
181,654 options exp 24/11/2015 issued 24 November 2008, and 178,037 options exp 23/11/2016 issued 23 November 2009, and 203,908 options exp 22/11/2017 issued 22 November 2010, each pursuant to the SimsMM Plan

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y
Change of Director’s Interest Notice
Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Off-market transfer
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
Detail of contract
N/A
Nature of interest
Name of registered holder
(if issued securities)
Date of change
No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change
Part 3 — +Closed period
Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?
No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+	See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 3